Exhibit 99.2

Q3 2022

THE BUSINESS OF GAMING

Enthusiast Gaming Holdings Inc.

Enthusiast Gaming Holdings Inc. Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2022 (Expressed In Canadian Dollars) Unaudited
Q3 2022

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

	Note	September 30, 2022	December 31, 2021
ASSETS
Current
Cash		$ 15,815,860	$ 22,654,262
Trade and other receivables	6	37,579,516	33,801,990
Investments		131,858	131,342
Loans receivable	19	50,935	176,931
Income tax receivable		305,105	356,366
Prepaid expenses		2,791,103	2,145,184
Total current assets		56,674,377	59,266,075
Non-current
Property and equipment	8	198,528	247,988
Right-of-use assets	11	2,355,477	2,885,662
Investment in associates and joint ventures	7	1,886,271	885,269
Long-term portion of prepaid expenses		283,181	261,922
Intangible assets	9	120,526,179	129,138,595
Goodwill	10	172,196,371	195,097,659
Total Assets		$ 354,120,384	$ 387,783,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	12	$ 34,433,167	$ 34,391,221
Contract liabilities		4,797,857	3,890,569
Income tax payable		403,375	114,094
Current portion of long-term debt	13	2,000,000	2,000,000
Current portion of deferred payment liability	15	2,172,633	27,244,146
Current portion of lease contract liabilities	11	849,051	796,835
Current portion of other long-term debt	14	8,016	11,121
Total current liabilities		44,664,099	68,447,986
Non-current
Long-term debt	13	16,547,428	7,681,867
Long-term portion of deferred payment liability	15	1,410,008	20,794,275
Long-term portion of lease contract liabilities	11	1,752,038	2,213,512
Other long-term debt	14	146,769	136,324
Deferred tax liability		25,143,587	25,740,885
Total liabilities		$ 89,663,929	$ 125,014,849

Shareholders’ Equity
Share capital	16	439,922,535	387,087,948
Contributed surplus	17, 18	30,582,079	25,485,361
Accumulated other comprehensive income		9,291,371	527,166
Deficit		(215,339,530)	(150,332,154)
Total shareholders’ equity		264,456,455	262,768,321
Total liabilities and shareholders’ equity		$ 354,120,384	$ 387,783,170

Commitments (Note 22)

Subsequent event (Note 24)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Revenue	23	$ 50,578,758	$ 43,341,907	$ 148,865,324	$ 110,421,843
Cost of sales		34,018,169	33,216,294	103,470,191	86,345,922
Gross margin		16,560,589	10,125,613	45,395,133	24,075,921
Operating expenses
Professional fees		766,057	434,862	2,358,559	2,385,837
Consulting fees	16, 19	1,338,329	725,408	4,593,506	3,111,761
Advertising and promotion		662,279	609,587	1,417,344	2,465,529
Office and general		2,288,057	1,963,965	7,232,551	4,836,416
Annual general meeting legal and advisory costs	16	1,149,396	-	3,386,596	-
Salaries and wages	19	9,325,237	6,574,338	27,135,015	16,768,850
Technology support, web development and content		6,050,270	3,146,453	13,309,341	7,239,996
Esports player, team and game expenses		623,913	1,615,655	3,618,761	4,609,978
Foreign exchange gain		(480,528)	(1,060,724)	(1,105,730)	(2,136,979)
Share-based compensation	17, 18	821,811	4,971,949	5,336,617	14,690,294
Amortization and depreciation	8, 9, 11	4,055,415	2,372,839	13,257,813	5,668,276
Total operating expenses		26,600,236	21,354,332	80,540,373	59,639,958

Other expenses (income)
Goodwill impairment	10	31,281,286	-	31,281,286	-
Transaction costs	5	-	301,343	114,853	510,472
Share of net (income) loss from investment in associates and joint ventures	7	226,940	158,415	(1,001,002)	230,675
Interest and accretion	11, 13, 14, 15	414,203	430,538	2,963,981	1,702,839
Loss on settlement of deferred payment liability	15	-	-	3,302,824	-
Loss (gain) on revaluation of deferred payment liability	15	332,208	33,162	(539,555)	122,346
Loss on derecognition of long-term debt	13	482,282	-	482,282	-
Gain on repayment of long-term debt		-	-	-	(39,502)
Gain on sale of intangible assets	9	(4,836,075)	-	(4,836,075)	-
Gain on player buyouts		(24,660)	-	(505,197)	-
Change in fair value of investment		-	288,093	-	444,764
Loss on settlement of vendor-take-back loan		-	-	-	316,241
Interest income		(5,257)	(9,315)	(7,978)	(50,546)
Net loss before income taxes		(37,910,574)	(12,430,955)	(66,400,659)	(38,801,326)

Income taxes
Current tax expense		202,185	127,101	509,431	161,138
Deferred tax recovery		(1,018,542)	(130,212)	(1,902,714)	(255,273)
Net loss for the period		(37,094,217)	(12,427,844)	(65,007,376)	(38,707,191)

Other comprehensive income
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		6,904,338	124,873	8,764,205	3,579
Net loss and comprehensive loss for the period		$ (30,189,879)	$ (12,302,971)	$ (56,243,171)	$ (38,703,612)
Net loss per share, basic and diluted		$ (0.25)	$ (0.10)	$ (0.46)	$ (0.33)
Weighted average number of common shares outstanding, basic and diluted		150,257,804	126,395,192	140,930,554	118,514,822

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders’ equity

Balance, January 1, 2021		104,930,981	$ 232,616,997	$ 7,494,164	$ 45,428	$ (98,285,532)	$ 141,871,057
Issuance of shares for the Offerings, net of transaction costs	16	15,983,000	95,150,810	-	-	-	95,150,810
Issuance of shares to effect the Vedatis acquisition	16	226,563	2,374,380	-	-		2,374,380
Issuance of shares to effect the Tabwire acquisition	16	790,094	5,238,323	-	-	-	5,238,323
Issuance of shares to effect the GameKnot acquisition	16	165,425	921,417	-	-	-	921,417
Issuance of shares to effect the Addicting Games acquisition	16	2,661,164	14,636,402	-	-	-	14,636,402
Shares issued upon exercise of options	16	363,176	1,405,323	(620,892)	-	-	784,431
Shares issued upon conversion of convertible debentures	16	2,835,289	7,626,957	-	-	-	7,626,957
Shares issued for settlement of deferred payment liability	15, 16	429,354	632,800	-	-	-	632,800
Share-based compensation	17, 18	-	-	14,690,294	-	-	14,690,294
Other comprehensive income for the period		-	-	-	3,579	-	3,579
Net loss for the period		-	-	-	-	(38,707,191)	(38,707,191)
Balance, September 30, 2021		128,385,046	$ 360,603,409	$ 21,563,566	$ 49,007	$ (136,992,723)	$ 245,223,259

Balance, January 1, 2022		133,549,269	$ 387,087,948	$ 25,485,361	$ 527,166	$ (150,332,154)	$ 262,768,321
Issuance of shares to effect the Outplayed acquisition	16	35,770	181,389	-	-	-	181,389
Shares issued upon exercise of options	16	74,051	309,720	(239,899)	-	-	69,821
Shares issued for settlement of deferred payment liability	15, 16	16,280,103	50,373,851	-	-	-	50,373,851
Shares issued for settlement of accounts payable	16	1,098,325	1,969,627	-	-	-	1,969,627
Share-based compensation	17, 18	-	-	5,336,617	-	-	5,336,617
Other comprehensive income for the period		-	-	-	8,764,205	-	8,764,205
Net loss for the period		-	-	-	-	(65,007,376)	(65,007,376)
Balance, September 30, 2022		151,037,518	$ 439,922,535	$ 30,582,079	$ 9,291,371	$ (215,339,530)	$ 264,456,455

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

		For the nine months ended
	Note	September 30, 2022	September 30, 2021
Cash flows from operating activities
Net loss for the period		$ (65,007,376)	$ (38,707,191)
Items not affecting cash:
Goodwill impairment		31,281,286	-
Amortization and depreciation	8, 9, 11	13,257,813	5,668,276
Share-based compensation	17, 18	5,336,617	14,690,294
Interest and accretion	11, 13, 14, 15	2,266,161	606,060
Deferred tax recovery		(1,902,714)	(255,273)
Share of net (income) loss from investment in associates and joint ventures	7	(1,001,002)	230,675
Gain on sale of intangible assets	9	(4,876,659)	-
Loss on settlement of deferred payment liability	15	3,302,824	-
(Gain) loss on revaluation of deferred payment liability	15	(539,555)	122,346
Foreign exchange gain		(1,416,264)	(101,302)
Gain on player buyouts		(505,197)	-
Gain on settlement of accounts payable	16	(587,769)	-
Loss on derecognition of long-term debt	13	482,282	-
Gain on repayment of long-term debt		-	(39,502)
Loss on settlement of vendor-take-back loan		-	316,241
Shares for services		84,388	110,565
Change in fair value of investment		-	444,764
Changes in working capital:
Changes in trade and other receivables		(2,476,193)	(3,896,016)
Changes in prepaid expenses		(645,919)	(2,584,504)
Changes in loans receivable		125,995	37,500
Changes in accounts payable and accrued liabilities		2,479,331	2,383,538
Changes in contract liabilities		559,566	881,756
Changes in income tax		371,458	209,890
Income tax paid		(93,433)	(359,358)
Net cash used in operating activities		(19,504,360)	(20,241,241)

Cash flows from investing activities
Cash paid for mergers and acquisitions	5	(2,937,520)	(27,071,176)
Cash acquired from mergers and acquisitions	5	1,748,602	489,107
Proceeds from sale of intangible assets	9	5,460,959	-
Proceeds from player buyouts, net of transaction costs		505,197	-
Repayment of deferred payment liability	15	(472,833)	-
Investment in associates and joint venture		-	(125,000)
Acquisition of property and equipment	8	(5,245)	(3,398)
Net cash provided by (used in) investing activities		4,299,160	(26,710,467)

Cash flows from financing activities
Proceeds from the issuance of shares for Offerings, net of transaction costs	16	-	95,150,810
Proceeds from long-term debt, net of transaction costs	13	9,759,047	944,787
Repayment of long-term debt	13	(1,500,003)	(14,023,470)
Proceeds from exercise of options	16	69,821	784,431
Repayment of vendor-take-back loan		-	(6,158,329)
Repayment of other long-term debt	14	(13,026)	-
Lease payments	11	(705,075)	(531,085)
Net cash provided by financing activities		7,610,764	76,167,144

Foreign exchange effect on cash		756,034	(12,725)
Net change in cash		(6,838,402)	29,202,711
Cash, beginning of period		22,654,262	4,323,823
Cash, end of period		$ 15,815,860	$ 33,526,534

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations

Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is publicly traded on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“Nasdaq”) under the symbol “EGLX”. The Company maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

The Company’s principal business activities are comprised of media and content, entertainment and esports. The Company’s digital media platform includes video gaming related websites, YouTube channels and a library of casual games. The Company’s esports division, Luminosity Gaming Inc., is a leading global esports franchise that consists of professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. The Company’s entertainment business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, and the largest mobile gaming event in Europe, Pocket Gamer Connects.

On May 1, 2021, the Company acquired all of the issued and outstanding shares of Vedatis SAS (“Vedatis”) pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). The Vedatis SPA is accounted for in accordance with IFRS 3, as the operations of Vedatis constitute a business.

On June 21, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc. (“Media US”), acquired all of the issued and outstanding membership interest of Tabwire LLC (“Tabwire”) pursuant to an equity purchase agreement dated April 22, 2021 (the “Tabwire EPA”). The Tabwire EPA is accounted for in accordance with IFRS 3, as the operations of Tabwire constitute a business.

On August 30, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of GameKnot LLC (“GameKnot”) pursuant to an equity purchase agreement dated August 30, 2021 (the “GameKnot EPA”). The GameKnot EPA is accounted for in accordance with IFRS 3, as the operations of GameKnot constitute a business.

On September 3, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Addicting Games, Inc. and TeachMe, Inc. (“TeachMe”, which together with Addicting Games, Inc., is herein referred to as “Addicting Games”) pursuant to a share purchase agreement dated September 3, 2021 (the “Addicting Games SPA”). The Addicting Games SPA is accounted for in accordance with IFRS 3, as the operations of Addicting Games constitute a business.

On November 22, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Outplayed, Inc. (“Outplayed”) pursuant to a merger agreement dated November 22, 2021 (the “Outplayed MA”). Pursuant to the Outplayed MA between Enthusiast Acquisition Corp. (“Acquisition Corp”), a subsidiary of Media US incorporated to facilitate this transaction, and Outplayed, Outplayed merged with and into Acquisition Corp and Acquisition Corp changed its name to Outplayed, Inc. The Outplayed MA is accounted for in accordance with IFRS 3, as the operations of Outplayed constitute a business.

On April 28, 2022, the Company, through its wholly-owned subsidiary, Steel Media Limited, acquired all of the issued and outstanding treasury shares of Fantasy Media Ltd (“FML”) and Fantasy Football Scout Limited (“FFS”, which together with “FML” is herein referred to as “FFS”), pursuant to a share purchase agreement dated April 28, 2022 (the “FFS SPA”). The FFS SPA is accounted for in accordance with IFRS 3, as the operations of FFS constitute a business.

The Vedatis SPA, Tabwire EPA, GameKnot EPA, Addicting Games SPA, Outplayed MA and FFS SPA are collectively called the “Mergers and Acquisitions” in these condensed consolidated interim financial statements. For information relating to the accounting of the Vedatis SPA, Tabwire EPA, GameKnot EPA, Addicting Games SPA and Outplayed MA refer to Note 5 of the audited consolidated financial statements of the Company for the year ended December 31, 2021. For information relating to the accounting of the FFS SPA see Note 5.

Approval of Financial Statements

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors of the Company on November 14, 2022.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation
(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and interpretations by the IFRS Interpretations Committee.

(ii)	Basis of presentation

The consolidated financial statements are prepared under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

(iii)	Basis of consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

These condensed consolidated interim financial statements include the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Name of Subsidiary	Jurisdiction	Functional Currency	Accounting Method
Aquilini GameCo Inc.	Canada	Canadian dollars	Consolidation
GameCo eSports USA Inc.	USA	U.S. dollars	Consolidation
Luminosity Gaming Inc.	Canada	Canadian dollars	Consolidation
Luminosity Gaming (USA) LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming Properties Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Live Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media (US) Inc.	USA	U.S. dollars	Consolidation
Tabwire LLC	USA	U.S. dollars	Consolidation
GameKnot LLC	USA	U.S. dollars	Consolidation
Addicting Games, Inc.	USA	U.S. dollars	Consolidation
TeachMe, Inc.	USA	U.S. dollars	Consolidation
Outplayed, Inc.	USA	U.S. dollars	Consolidation
Storied Talent, LLC	USD	U.S. dollars	Consolidation
Enthusiast Gaming Media Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming (TSR) Inc.	Canada	Canadian dollars	Consolidation
Hexagon Games Corp.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming (PG) Inc.	Canada	Canadian dollars	Consolidation
Steel Media Limited	England and Wales	UK Pound Sterling	Consolidation
Fantasy Media Ltd.	England and Wales	UK Pound Sterling	Consolidation
Fantasy Football Scout Limited	England and Wales	UK Pound Sterling	Consolidation
Omnia Media Inc.	USA	U.S. dollars	Consolidation
Vedatis SAS	France	Euro	Consolidation

Refer to Note 7 for the Company’s investment in associates and joint ventures.

3.	Significant accounting policies

The Company’s accounting policies as described in Note 3, Significant Accounting Policies, of the Company’s audited consolidated financial statements for the year ended December 31, 2021, have been applied consistently to all periods presented in these condensed consolidated interim financial statements. Refer to those audited consolidated financial statements for the significant accounting policies which remain unchanged as of September 30, 2022.

No new standards, interpretations or amendments were adopted for the first time from January 1, 2022.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

There have been no significant changes to the Company’s significant accounting judgments, estimates and uncertainties, as described in Note 4, Significant Accounting Judgments, Estimates and Uncertainties, of the Company’s audited consolidated financial statements for the year ended December 31, 2021.

5.	Mergers and Acquisitions

FFS SPA

As described in Note 1, on April 28, 2022, the Company, through its wholly-owned subsidiary, Steel Media Limited, completed the acquisition of FFS. Based in England and Wales, FFS owns the web property Fantasy Football Scout. Pursuant to the terms of the FFS SPA, the Company acquired all of the outstanding treasury shares of FFS in exchange for (i) a cash payment of $2,937,520 (GBP £1,825,000) on closing, which includes an agreed upon cash excess amount of $523,120 (GBP £325,000), (ii) a payment of $1,609,600 (GBP £1,000,000) on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iii) an earn-out cash payment $804,800 (GBP £500,000) on the first anniversary of closing, based on the renewal of a Fantasy Premier League agreement, subject to adjustments, and (iv) a cash payment of $80,480 (GBP £50,000) on the second anniversary of closing, subject to adjustments.

The earn-out cash payment of $804,800 (GBP £500,000) will be paid if the Fantasy Premier League agreement, which expired on August 1, 2022, is renewed for an additional three-year period, on substantially similar or more favourable terms.

Following the acquisition, the Company controls FFS and for accounting purposes the Company is deemed the acquirer. The FFS SPA is accounted for in accordance with IFRS 3 as the operations of FFS constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and FFS’ identifiable net assets acquired are recognized at their fair value.

The FFS SPA has been accounted for at the fair value of the consideration provided to FFS, consisting of cash and the deferred payment liability. The Company’s deferred payment liability to the former shareholder of FFS is carried at fair value. Management uses current and historical operational results of the acquired business, estimates and probabilities of the Fantasy Premier League agreement renewal to estimate the earn-out payment, see Note 15.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

FFS SPA (continued)

At the time of issuance of these condensed consolidated interim financial statements, the valuation of certain intangible asset is not finalized, accordingly the preliminary purchase price allocation is subject to change. The following table summarizes the recognized amounts of assets acquired, liabilities assumed, and consideration paid, at the date of acquisition:

Provisional Fair Values

Fair value of identifiable net assets
Cash	$ 1,748,602
Trade and other receivables	85,031
Intangible assets	2,573,000
Goodwill	2,053,293
Accounts payable and accrued liabilities	(193,030)
Contract liabilities	(347,722)
Income tax payable	(62,517)
Deferred tax liability	(603,098)
$ 5,253,559

Purchase Price
Consideration:
Cash(a)	$ 2,937,520
Deferred payment liability(b)	2,316,039
$ 5,253,559
a.	Cash consists of the $2,937,520 (GBP £1,825,000) amount paid on closing.
b.	The fair value of the deferred payment liability consists of the present value of the payment of $1,609,600 (GBP £1,000,000) due on the first anniversary of closing, the present value of earn-out cash payment of $804,800 (GBP £500,000) due on the first anniversary of closing and the present value of the cash payment of $80,480 (GBP £50,000) due on the second anniversary of closing, see note 15.

Trade receivables have been recorded at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, subscriber and sponsorship relationships and website technology, and synergies expected to be achieved from integrating FFS into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

The acquisition of FFS is consistent with the Company’s targeted acquisition strategy of identifying value-enhancing independent gaming web and video properties that can enhance viewership base, data and analytics platform and pricing optimization strategy.

The Company incurred transaction costs of $114,853 relating to the FFS SPA which are included in net loss and comprehensive loss.

Since the date of acquisition of FFS, revenue of $717,251 and net income of $188,439 have been included in the condensed consolidated interim statement of loss and comprehensive loss for the nine months ended September 30, 2022. If the FFS acquisition had occurred on January 1, 2022, pro-forma revenue and net loss would have been $149,670,071 and $64,543,314 respectively for nine months ended September 30, 2022.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

6.	Trade and other receivables

A summary of trade and other receivables is as follows:

	September 30, 2022	December 31, 2021

Trade receivables (Note 19, 21)	$ 30,149,227	$ 30,034,661
HST and VAT receivables	334,828	142,699
Other receivables (Note 9, 19)	7,154,642	3,683,102
Expected credit loss provision (Note 21)	(59,181)	(58,472)
	$ 37,579,516	$ 33,801,990
7.	Investment in associates and joint ventures
(i)	Investment in associates

On August 30, 2019, pursuant to an investment agreement between Aquilini GameCo Inc. (“GameCo”) and Aquilini Properties LP (a former related party by nature of it being under the control or direction of the former Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) for $1,246,125 (USD $937,500), and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC, (“AIG USA”) for $414,594 (USD $312,500). Collectively, AIG Canada and AIG USA own and manage professional esports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

On April 22, 2020 and September 23, 2020, the Company made capital contributions of $500,000 and $1,252,312 respectively to AIG Canada. On September 23, 2020, the Company made a capital contribution of $417,438 to AIG USA.

A summary of the Company’s investment in associates is as follows:

	AIG Canada	AIG USA	Total

Balance, January 1, 2021	$665,991	$360,919	$1,026,910
Share of net loss from investment in associate	(3,138)	(197,412)	(200,550)
Balance, December 31, 2021	$662,853	$163,507	$826,360
Share of net income from investment in associate	796,121	220,499	1,016,620
Balance, September 30, 2022	$1,458,974	$384,006	$1,842,980
(ii)	Investment in joint ventures

On July 7, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Inc., entered into a joint venture with Toronto Star Newspapers Limited (“Torstar”) to create an original online news platform and community for gamers named AFK Media Partnership (“AFK”). The Company and Torstar each hold a 50% interest in this joint venture. The Company and Torstar have each invested $125,000 into AFK as startup capital.

A summary of the Company’s investment in AFK is as follows:

Amount

Balance, January 1, 2021	$ -
Contributions – cash	125,000
Share of net loss from investment in joint venture	(66,091)
Balance, December 31, 2021	$ 58,909
Share of net loss from investment in joint venture	(15,618)
Balance, September 30, 2022	$ 43,291

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

7.	Investment in associates and joint ventures (continued)

A summary of the Company’s investment in associates and joint ventures is as follows:

	September 30, 2022	December 31, 2021
AIG Canada	$1,458,974	$662,853
AIG USA	384,006	163,507
AFK	43,291	58,909
Total investment in associates and joint ventures	$1,886,271	$885,269
8.	Property and equipment
	Furniture and fixtures	Computer equipment	Leasehold improvements	Production equipment	Total

Cost
Balance, January 1, 2021	$183,094	$183,877	$87,207	$45,934	$500,112
Mergers and Acquisitions	3,717	4,856	-	-	8,573
Additions	-	3,398	-	-	3,398
Effect of movement in exchange rates	(566)	(1,038)	(288)	(195)	(2,087)
Balance, December 31, 2021	$186,245	$191,093	$86,919	$45,739	$509,996
Additions	225	5,020	-	-	5,245
Effect of movement in exchange rates	10,054	10,911	5,496	3,713	30,174
Balance, September 30, 2022	$196,524	$207,024	$92,415	$49,452	$545,415

Accumulated depreciation
Balance, January 1, 2021	$34,085	$78,848	$24,558	$7,771	$145,262
Depreciation	33,712	52,812	17,053	12,808	116,385
Effect of movement in exchange rates	148	32	68	113	361
Balance, December 31, 2021	$67,945	$131,692	$41,679	$20,692	$262,008
Depreciation	21,994	22,188	13,020	9,180	66,382
Effect of movement in exchange rates	4,473	8,380	3,336	2,308	18,497
Balance, September 30, 2022	$94,412	$162,260	$58,035	$32,180	$346,887

Net book value
Balance, December 31, 2021	$118,300	$59,401	$45,240	$25,047	$247,988
Balance, September 30, 2022	$102,112	$44,764	$34,380	$17,272	$198,528

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

9.	Intangibles
	Domain names	Application & technology development & website content	Brand name	Subscriber & sponsorship relationships	Player contracts	Multi channel network license	Talent management & owned & operated content brand	Talent contracts & digital content	Game application & technology development	Total
Balance, January 1, 2021	$40,930,000	$3,250,922	$8,602,563	$6,832,646	$311,200	$10,749,000	$9,363,000	$5,507,000	$-	$85,546,331
Mergers and Acquisitions	9,779,000	13,684,000	25,928,000	1,070,000	-	-	-	-	5,988,000	56,449,000
Effect of movement in foreign exchange rates	125,054	20,256	43,569	11,759	-	-	-	-	75,887	276,525
Balance, December 31, 2021	$50,834,054	$16,955,178	$34,574,132	$7,914,405	$311,200	$10,749,000	$9,363,000	$5,507,000	$6,063,887	$142,271,856
Mergers and Acquisitions (Note 5)	-	837,000	845,000	891,000	-	-	-	-	-	2,573,000
Disposals	(1,955,000)	(340,000)	-	-	(311,200)	-	-	-	-	(2,606,200)
Effect of movement in foreign exchange rates	803,855	962,581	1,784,924	12,890	-	-	-	-	327,651	3,891,901
Balance, September 30, 2022	$49,682,909	$18,414,759	$37,204,056	$8,818,295	$-	$10,749,000	$9,363,000	$5,507,000	$6,391,538	$146,130,557

Accumulated amortization
Balance, January 1, 2021	$-	$2,021,324	$-	$955,500	$311,200	$365,200	$-	$787,100	$-	$4,440,324
Amortization	-	2,366,160	-	899,727	-	1,074,920	-	2,316,840	2,014,866	8,672,513
Effect of movement in foreign exchange rates	-	7,282	-	1,008	-	-	-	-	12,134	20,424
Balance, December 31, 2021	$-	$4,394,766	$-	$1,856,235	$311,200	$1,440,120	$-	$3,103,940	$2,027,000	$13,133,261
Amortization	-	5,615,207	-	981,711	-	806,190	-	1,608,070	3,486,436	12,497,614
Disposals	-	(340,000)	-	-	(311,200)	-	-	-	-	(651,200)
Effect of movement in foreign exchange rates	-	350,956	-	23,931	-	-	-	-	249,816	624,703
Balance, September 30, 2022	$-	$10,020,929	$-	$2,861,877	$-	$2,246,310	$-	$4,712,010	$5,763,252	$25,604,378

Balance, December 31, 2021	$50,834,054	$12,560,412	$34,574,132	$6,058,170	$-	$9,308,880	$9,363,000	$2,403,060	$4,036,887	$129,138,595
Balance, September 30, 2022	$49,682,909	$8,393,830	$37,204,056	$5,956,418	$-	$8,502,690	$9,363,000	$794,990	$628,286	$120,526,179

During the period ended September 30, 2022, the Company derecognized $311,200 of player contracts, which were fully amortized, for players no longer on the Company’s active roster.

During the period ended September 30, 2022, the Company sold certain web properties for gross proceeds of $6,831,659 (USD $5,000,000) pursuant to an asset purchase agreement dated September 29, 2022. As of September 30, 2022, the Company has a promissory note receivable for $1,370,700 (USD $1,000,000) of the gross proceeds which is included in trade and other receivables. The promissory note is non-interest bearing and due by September 29, 2023. The Company derecognized $1,955,000 of domain names and $340,000 of application and technology development and website content, which was fully amortized, as a result of the asset sale. The Company recognized a gain on sale of intangible assets of $4,836,075, net of $40,584 of transaction costs, which is included in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

10.	Goodwill

The following comprises the balance of goodwill by cash-generating unit (“CGU”). Goodwill arose through the acquisitions of (i) Luminosity Gaming Inc. (“Luminosity”) on August 27, 2019; (ii) Enthusiast Gaming Properties Inc. (“Enthusiast Properties”) on August 30, 2019; (iii) Steel Media Limited (“Steel Media”) on October 3, 2019; (iv) Omnia Media Inc. (“Omnia”) on August 30, 2020; (v) Vedatis on May 1, 2021; and (vi) Tabwire on June 21, 2021 (vii) GameKnot on August 30, 2021 (viii) Addicting Games on September 2, 2021, (ix) Outplayed on November 22, 2021 and (x) FFS on April 28, 2022.

In April 2019, Enthusiast Properties acquired 100% of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB. TSR is identified as a separate CGU from Enthusiast Properties based on the nature of the business and the assessment that TSR generates cash flows that are largely independent of the cash flows from other assets deployed in Enthusiast Properties. The Company has included Vedatis, Tabwire and GameKnot within the Enthusiast Properties CGU based on the nature of these businesses and the assessment that they generate cash flows that are not largely independent of the cash flows from other assets deployed in Enthusiast Properties. The Company has included FFS within the Steel Media CGU based on the nature of these businesses and the assessment that they generate cash flows that are not largely independent of the cash flows from other assets deployed in Steel Media.

A summary goodwill by CGU is as follows:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed	Total

Balance, January 1, 2021	$ 54,467,041	$ 20,898,598	$ 6,003,150	$1,890,627	$ 22,921,670	$ -	$ -	$ 106,181,086
Mergers and Acquisitions	21,496,335	-	-	-	-	28,947,665	37,844,194	88,288,194
Effect of movement in foreign exchange rates	299,900	-	-	-	-	334,749	(6,270)	628,379
Balance, December 31, 2021	$ 76,263,276	$ 20,898,598	$ 6,003,150	$1,890,627	$ 22,921,670	$ 29,282,414	$ 37,837,924	$ 195,097,659
Mergers and Acquisitions (Note 5)	-	-	-	2,053,293	-	-	-	2,053,293
Goodwill impairment					(14,082,162)	(17,199,124)		(31,281,286)
Effect of movement in foreign exchange rates	1,008,950	-	-	(204,300)	-	2,151,438	3,370,617	6,326,706
Balance, September 30, 2022	$ 77,272,226	$ 20,898,598	$ 6,003,150	$3,739,620	$ 8,839,508	$ 14,234,728	$ 41,208,541	$ 172,196,371

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value. During the nine months ended September 30, 2022, the Company concluded that there were triggering events requiring an impairment assessment due to overall macroeconomic conditions including but not limited to increasing interest rates, high inflation, and softening of the digital advertisement demand and spending due to uncertain market economic outlook. In addition, during the three months ended September 30, 2022, there was a decline in the Company’s share price resulting in market capital being lower than the net assets of the Company as of September 30, 2022. As a result, the Company performed impairment testing as of September 30, 2022, and determined that impairment charges were necessary for the Omnia CGU of $14,082,162 (December 31, 2021 - $Nil) and the Addicting Games CGU of $17,199,124 (December 31, 2021 - $Nil) due to the overall macroeconomic conditions. The Company determined the recoverable amount based on the value-in-use approach to assess the value of Enthusiast Properties, TSR, Luminosity, Steel Media, Omnia, Addicting Games, and Outplayed CGUs. The recoverable amount of the Company’s CGUs was estimated based on an assessment of their value-in-use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management and the Board of Directors, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

The Company has made certain assumptions in determining the expected future cash flows based on budgets approved by management and include management’s best estimate of expected market conditions. Accordingly, it is possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize an impairment loss.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

10.	Goodwill (continued)

At September 30, 2022, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s value-in-use:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed

Average revenue growth rates	14.3%	2.7%	41.5%	19.4%	10.0%	23.7%	31.4%
Terminal revenue growth rates	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Pre-tax discount rate	24.8%	25.3%	22.7%	23.8%	27.1%	25.6%	22.8%

At December 31, 2021, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s value-in-use:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed

Average revenue growth rates	32.9%	7.7%	62.3%	21.5%	14.7%	90.9%	146.4%
Terminal revenue growth rates	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Pre-tax discount rate	17.6%	25.2%	17.4%	20.4%	25.9%	20.3%	23.3%

The Company determined the revenue growth rate, the terminal revenue growth rate based on past performance and its expectations for market development. The pre-tax discount rates used reflect specific risks in relation to the CGU.

11.	Right-of-use assets and lease contract liabilities

The Company’s leased assets consist of office premises. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using incremental borrowing rates of 4.20% to 5.00%.

A summary of right-of-use assets is as follows:

Amount

Balance, January 1, 2021	$ 2,848,400
Office lease additions - cost, mergers and acquisitions	775,392
Depreciation	(729,573)
Effect of movement in exchange rates	(8,557)
Balance, December 31, 2021	$ 2,885,662
Depreciation	(693,817)
Effect of movement in exchange rates	163,632
Balance, September 30, 2022	$ 2,355,477

A summary of lease contract liabilities is as follows:

Amount

Balance, January 1, 2021	$ 2,886,666
Office lease additions - finance cost, mergers and acquisitions	808,095
Payments	(802,013)
Accretion	119,476
Effect of movement in exchange rates	(1,877)
Balance, December 31, 2021	$ 3,010,347
Payments	(705,075)
Accretion	78,277
Effect of movement in exchange rates	217,540
Balance, September 30, 2022	2,601,089
Current portion of contract lease liabilities	849,051
Long-term portion of contract lease liabilities	$ 1,752,038

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

11.	Right-of-use assets and lease contract liabilities (continued)

Note 21 provides a summary of undiscounted lease payments to be made as of the statement of financial position date. Variable lease payments during the nine months ended September 30, 2022, which are not included in lease liabilities are $198,055 (September 30, 2021 - $170,947). The total cash outflow for leases during the nine months ended September 30, 2022 is $903,130 (September 30, 2021 - $702,032).

12.	Accounts payable and accrued liabilities

A summary of accounts payable and accrued liabilities is as follows:

	September 30, 2022	December 31, 2021

Accounts payable	$ 23,727,504	$ 25,247,351
Accrued liabilities	10,705,663	9,143,870
	$ 34,433,167	$ 34,391,221

The Company, in the course of its normal operations, is subject to claims, lawsuits, and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated.

13.	Long-term debt

Under the terms of a commitment letter (the “Commitment Letter”) dated December 3, 2021, an arm’s length lender (the “Bank”) agreed to provide the Company, as borrower, and certain Canadian and U.S. subsidiaries of the Company, as guarantors, with a non-revolving term facility (the “Term Credit”) and an operating line (the “Operating Credit”).

The Term Credit consists of an authorized credit limit amount of $10,000,000, bearing interest at the Banker’s Acceptance fee equal to CDOR rate plus 7.5% per annum, with interest payable monthly. The Term Credit is repayable in up to 24 equal monthly instalments of principal based on an amortization period of 60 months, with final payment of the remaining principal then outstanding due 24 months from the initial drawdown date of advance. On December 17, 2021 the Company was advanced $10,000,000 which was used to extinguish a prior long-term debt. The Term Credit will be used for purposes of (i) working capital and (ii) to finance future acquisitions.

The Operating Credit consists of an authorized amount of $5,000,000, subject to a borrowing base, bearing interest at the greater of (i) the Bank’s prime lending rate plus 1.25%, and (ii) 2.45% per annum, with interest payable monthly. The Operating Credit is repayable no later than 24 months from the date of the satisfaction or waiver of conditions precedent. The Operating Credit will be used for purposes of (i) general operating requirement, and (ii) to finance future acquisitions.

The aggregate of all advances under the Operating Credit and Bank credit cards are not to exceed the lesser of (i) the Operating Credit, and (ii) the borrowing base. The borrowing base is based on a percentage of eligible accounts receivable less certain accounts payable for material subsidiaries of the Company.

Subject to the Bank’s approval, the Company can exercise an option to extend the maturity date of both the Term Credit and Operating Credit for an additional 12-month period. The Term Credit and Operating Credit are secured by substantially all of the assets of the Company and the guarantor subsidiaries. The Company will be entitled to prepay all or part of the Term Credit and Operating Credit at any time with penalty.

During the year ended December 31, 2021, the Company received Term Credit advances of $10,000,000 and incurred transaction cost of $325,183 relating to the Commitment Letter. The Term Credit under the Commitment Letter is amortized at an effective interest rate of 10.18% following the transaction cost recognized.

On September 12, 2022, the Company entered into an amendment to commitment letter (the “Amended Commitment Letter”) which increased the total amount of the Term Credit to a maximum amount of $20,000,000. On September 16, 2022, the Company was advanced an incremental $10,000,000 pursuant to the Amended Commitment Letter. The Company incurred transaction costs of $240,953 in connection with the Amended Commitment Letter.

As the terms of the Amended Commitment Letter were substantially different from the terms of the Commitment Letter, the amendment is determined to be derecognition of debt in accordance with IFRS 9, Financial Instruments. A loss on derecognition of long-term debt in the amount of $482,282 is recognized in the condensed consolidated interim statement of loss and comprehensive loss during the nine months ended September 30, 2022.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

13.	Long-term debt (continued)

The Term Credit under the Amended Commitment Letter is amortized at an effective interest rate of 10.98% following the transaction costs and loss on derecognition of debt recognized pursuant to the amendment.

As of December 31, 2021 and September 30, 2022, no amounts were drawn upon on the Operating Credit.

During the nine months ended September 30, 2022, the Company recognized $688,374 (September 30, 2021 – interest and success fee expense of $1,042,379) of interest expense and $124,235 (September 30, 2021 – accretion income of $17,711) of accretion expense which are included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

The following tables shows the movement of the Term Credit balance during the period:

Amount
Balance, January 1, 2021	$ -
Advances	10,000,000
Transaction costs	(325,183)
Accretion	7,050
Balance, December 31, 2021	$ 9,681,867
Advances	10,000,000
Repayments	(1,500,003)
Accretion	124,235
Transaction costs	(240,953)
Loss on derecognition of long-term debt	482,282
Balance, September 30, 2022	18,547,428
Current portion of long-term debt	2,000,000
Long-term debt	$ 16,547,428

The Amended Commitment Letter contains certain covenants that the Company must comply with, including (i) maintaining a minimum funded debt to gross profit ratio, which varies by quarter, (ii) at all times, a cash runway ratio of a minimum of 4 months, tested quarterly, until the quarter ending March 31, 2023, and then a cash runway ratio of a minimum of 6 months, tested quarterly, until the quarter ending December 31, 2023, and (iii) beginning December 31, 2023, a minimum funded debt to EBITDA ratio of no more than 4.0x, calculated based on the trailing 12 months and tested quarterly. The Company was in compliance with the applicable covenants as of September 30, 2022.

14.	Other long-term debt

Upon the acquisition of Addicting Games, the Company obtained a USD $150,000 United States of America Small Business Administration loan (“SBA Loan”). The SBA Loan has a term which is thirty years from the date of the initial advance, expiring July 2, 2050. The SBA loan bears interest at 3.75% per annum, is repayable in monthly installment payments until maturity of USD $731, which includes principal and interest, the remaining outstanding principal amount will be repaid on July 2, 2050. The SBA Loan is secured by Addicting Games’ assets.

The SBA Loan was included in Addicting Games’ identifiable net assets acquired at an initial fair value of $144,948 based on a discounted valuation using a 7.10% discount rate. The SBA Loan is being amortized at an effective interest rate of 7.10%.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

14.	Other long-term debt (continued)

The following table shows the movement of the SBA Loan during the period:

Amount

Balance, January 1, 2021	$ -
Initial fair value of other long-term debt	144,948
Accretion	3,424
Payments	(5,561)
Effect of movement in exchange rates	4,634
Balance, December 31, 2021	$ 147,445
Accretion	8,399
Payments	(13,026)
Effect of movement in exchange rates	11,967
Balance, September 30, 2022	154,785
Current portion of other long-term debt	8,016
Other long-term debt	$ 146,769
15.	Deferred payment liability

The deferred payment liability relates to the acquisitions of (i) Steel Media on October 3, 2019, (ii) Vedatis on May 1, 2021, (iii) GameKnot on August 30, 2021, (iv) Addicting Games on September 3, 2021 (v) Outplayed on November 22, 2021, and (vi) FFS on April 28, 2022.

(i)	Steel Media deferred payment liability

The Steel Media deferred payment liability consisted of the present value of a USD $1,000,000 payment (the “Steel Media Deferred Payment”) to be paid on October 3, 2020 and the present value of the earn-out payment (the “Steel Media Earn-Out Payment”) of USD $500,000 expected to be paid based on the performance of Steel Media by April 15, 2022.

The Company had, at its option, the ability to settle the Steel Media Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to October 3, 2020. The Company also had, at its option, the ability to settle USD $500,000 of the Steel Media Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to the date that the amount of any Steel Media Earn-Out Payment was conclusively determined.

The expected Steel Media Earn-Out Payment was calculated on a dollar-for-dollar basis to the extent the average annualized normalized gross revenue of Steel Media for the period from January 1, 2020 to December 31, 2021 exceeds USD $2,500,000. The maximum Steel Media Earn-Out Payment will not exceed USD $500,000.

The Steel Media Deferred Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The Steel Media Earn-Out Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625 based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the full earn-out of USD $500,000 is probable.

The Steel Media Deferred Payment and Steel Media Earn-Out Payment were amortized at an effective interest rate of 9.54% and 13.15% respectively.

Between October 16 and November 2, 2020, $659,832 (USD $500,000) of the Steel Media Deferred Payment liability was paid by the Company. On January 20, 2021, the remaining Steel Media Deferred Payment liability of $632,800 (USD $500,000) was settled by the Company through the issuance of 429,354 common shares of the Company through the exercise of the Company’s option.

During the nine months ended September 30, 2022, the Steel Media Earn-Out Payment was determined to be $461,891 (USD $369,631) resulting in gain on revaluation of deferred payment liability of $149,399 (September 30, 2021 - $Nil). On April 29, 2022, the Company settled the Steel Media Earn-Out Payment through a cash payment of $472,833 (USD $369,631).

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

15.	Deferred payment liability (continued)
(i)	Steel Media deferred payment liability (continued)

The following table shows the movement of the Steel Media deferred payment liability during the period:

	Steel Media Deferred Payment	Steel Media Earn-Out Payment	Total

Balance, January 1, 2021	$636,600	$529,124	$1,165,724
Accretion	-	77,415	77,415
Payment – shares	(632,800)	-	(632,800)
Effect of movement in exchange rates	(3,800)	(6,031)	(9,831)
Balance, December 31, 2021	$-	$600,508	$600,508
Accretion	-	20,698	20,698
Payment – cash	-	(472,833)	(472,833)
Gain on revaluation of deferred payment liability	-	(149,399)	(149,399)
Effect of movement in exchange rates	-	1,026	1,026
Balance, September 30, 2022	-	-	-
Current portion of deferred payment liability	-	-	-
Long-term portion of deferred payment liability	$-	$-	$-
(ii)	Vedatis deferred payment liability

The Vedatis deferred payment liability consists of the present value of a Euro €750,000 payment (the “Vedatis Deferred Payment”) to be paid on May 1, 2022 and the present value of the estimated earn-out payment (the “Vedatis Earn-Out Payment”) expected to be paid based on the performance of Vedatis by August 29, 2025.

The Vedatis Earn-Out Payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021.

The Company had, at its option, the ability to settle the Vedatis Deferred Payment of Euro €750,000 either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2022. On June 2, 2022, the Vedatis Deferred Payment has been settled by the Company issuing 348,852 common shares of the Company through the exercise of the Company’s option (Note 16).

The Company has, at its option, the ability to settle the Vedatis Earn-Out Payment half in cash and half in common shares, the share payment portion will be settled by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2025.

The Company uses Monte-Carlo simulation valuation techniques to estimate the net present value of the Vedatis Earn-Out Payment. The cash portion and equity portion are present valued separately based on the outcomes of the Monte-Carlo simulation. The Vedatis Earn-Out Payment is revalued each reporting period with changes in fair value of the Vedatis Earn-Out Payment recorded in the consolidated statement of loss and comprehensive loss.

The Vedatis Deferred Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,047,028 based on a discounted valuation using a 6% discount rate. The Vedatis Earn-Out Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,602,902 based on a discounted valuation using an 8.16% and 0.78% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $1,920,745 is probable. The Vedatis Deferred Payment, upon initial valuation, was amortized at an effective interest rate of 5.86% and the cash portion of the Vedatis Earn-Out Payment was amortized at an effective interest rate of 8.19%.

On September 30, 2022, the Vedatis Earn-Out Payment was revalued at $1,342,629 based on a discounted valuation using a 15.29% and 3.66% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $1,744,562 is probable. Following the September 30, 2022 revaluation, the cash portion of the Vedatis Earn-Out Payment is amortized at an effective interest rate of 15.39% (December 31, 2021 – 9.83%).

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

15.	Deferred payment liability (continued)
(ii)	Vedatis deferred payment liability (continued)

The fair value of the Vedatis Earn-Out Payment at period end was calculated using the following inputs:

	September 30, 2022	December 31, 2021
Payment date Time to m4aturity	August 29, 2025 2.92 years	August 29, 2025 3.66 years
Required metric risk premium	21.75%	21.75%
EBITDA volatility	17.00%	17.00%
Senior credit rating	B-	B-
Earn-out payment credit rating	CCC+	CCC+
Drift rate	3.67%	1.15%
Discount rate (risk free rate) for equity-based payment	3.66%	1.16%
Discount rate (risk adjusted rate) for cash payment Discount rate for lack of marketability	15.29% Nil%	9.79% Nil%

The following table shows the movement of the Vedatis deferred payment liability during the period:

	Vedatis Deferred Payment	Vedatis Earn-Out Payment	Total

Balance, January 1, 2021	$-	$-	$-
Initial fair value of deferred payment liability	1,047,028	1,602,902	2,649,930
Accretion	41,705	39,830	81,535
Loss on revaluation of deferred payment liability	-	181,707	181,707
Effect of movement in exchange rates	(29,944)	(50,103)	(80,047)
Balance, December 31, 2021	$1,058,789	$1,774,336	$2,833,125
Accretion	21,117	42,164	63,281
Payment – shares	(1,013,400)	-	(1,013,400)
Gain on revaluation of deferred payment liability	-	(390,156)	(390,156)
Effect of movement in exchange rates	(66,506)	(83,715)	(150,221)
Balance, September 30, 2022	-	1,342,629	1,342,629
Current portion of deferred payment liability	-	-	-
Long-term portion of deferred payment liability	$-	$1,342,629	$1,342,629
(iii)	GameKnot deferred payment liability

The GameKnot deferred payment liability consisted of the present value of a USD $500,000 six-month anniversary payment (the “GameKnot Deferred Payment”) to be paid on February 28, 2022.

The Company had, at its option, the ability to settle the GameKnot Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to August 30, 2021. The GameKnot Deferred Payment was included in GameKnot’s total purchase price consideration at an initial fair value of $613,129 based on a discounted valuation using a 6.00% discount rate. The GameKnot Deferred Payment was amortized at an effective interest rate of 6.01%.

On February 28, 2022, the GameKnot Deferred Payment has been settled by the Company issuing 111,267 common shares of the Company through the exercise of the Company’s option (Note 16).

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

15.	Deferred payment liability (continued)
(iii)	GameKnot deferred payment liability (continued)

The following table shows the movement of the GameKnot deferred payment liability during the period:

GameKnot Deferred Payment

Balance, January 1, 2021	$-
Initial fair value of deferred payment liability	613,129
Accretion	12,490
Effect of movement in exchange rates	2,162
Balance, December 31, 2021	$627,781
Accretion	6,111
Payment – shares	(634,900)
Effect of movement in exchange rates	1,008
Balance, September 30, 2022	-
Current portion of deferred payment liability	-
Long-term portion of deferred payment liability	$-
(iv)	Addicting Games deferred payment liability

The Addicting Games deferred payment liability consisted of the present value of a USD $7,000,000 first anniversary payment (the “Addicting Games First Anniversary Deferred Payment”) to be paid on September 3, 2022 and the present value of a USD $3,800,000 second anniversary payment (the “Addicting Games Second Anniversary Deferred Payment”) to be paid on September 3, 2023 (collectively the “Addicting Games Deferred Payment”).

The Company had, at its option, the ability to settle the Addicting Games Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the payment due dates.

The Addicting Games First Anniversary Deferred Payment was included in Addicting Games’ total purchase price consideration at an initial fair value of $8,181,699 based on a discounted valuation using a 7.10% discount rate. The Addicting Games Second Anniversary Deferred Payment was included in Addicting Games’ total purchase price consideration at an initial fair value of $4,147,054 based on a discounted valuation using a 7.10% discount rate.

The Addicting Games First Anniversary Deferred Payment and Addicting Games Second Anniversary Deferred Payment were amortized at an effective interest rate of 6.88% and 6.88% respectively.

On May 25, 2022, the Company and former shareholders of Addicting Games entered into an amending agreement to the Addicting Games SPA to satisfy the settlement of the Addicting Games Deferred Payment by the Company issuing 4,320,000 common shares of the Company. On June 2, 2022, the Addicting Games Deferred Payment has been settled by the Company issuing 4,319,996 common shares of the Company (Note 16) resulting on a loss on settlement of deferred payment liability of $248,358. The common shares issued were 4 common shares less than 4,320,000 common shares to be issued due the elimination of fractional common shares.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

15.	Deferred payment liability (continued)
(iv)	Addicting Games deferred payment liability (continued)

The following table shows the movement of the Addicting Games deferred payment liability during the period:

Addicting Games Deferred Payment

Balance, January 1, 2021	$-
Initial fair value of deferred payment liability	12,328,753
Accretion	280,700
Effect of movement in exchange rates	159,266
Balance, December 31, 2021	$12,768,719
Accretion	372,915
Payment - shares	(13,305,588)
Loss on settlement of deferred payment liability	248,358
Effect of movement in exchange rates	(84,404)
Balance, September 30, 2022	-
Current portion of deferred payment liability	-
Long-term portion of deferred payment liability	$-
(v)	Outplayed deferred payment liability

The Outplayed deferred payment liability consisted of the present value of a USD $8,500,000 first anniversary payment (the “Outplayed First Anniversary Deferred Payment”) to be paid on November 22, 2022, the present value of a USD $8,500,000 second anniversary payment (the “Outplayed Second Anniversary Deferred Payment”) to be paid on November 22, 2023 (collectively, the “Outplayed Deferred Payment”), the present value of the first anniversary earn-out payment USD $6,000,000 (the “Outplayed First Anniversary Earn-Out Payment”) expected to be paid based on the performance of Outplayed by December 22, 2022, and the present value of the second anniversary earn-out payment USD $6,000,000 (the “Outplayed Second Anniversary Earn-Out Payment”) expected to be paid based on the performance of Outplayed by December 22, 2023 (collectively, the “Outplayed Earn-Out Payment”).

The Outplayed Earn-Out Payment, subject to certain conditions, will be paid if certain site traffic based targets are met in the first and second years of operations. The first anniversary earn-out period is for one year from the closing date and the second anniversary earn-out period is for one year from the end of the first anniversary earn-out period.

The Company had, at its option, the ability to settle the Outplayed Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days two business days prior to the anniversary payment due dates. The Company had, at its option, the ability to settle the Outplayed Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the date the applicable earn-out is achieved.

The Outplayed First Anniversary Deferred Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $10,013,937 based on a discounted valuation using a 7.63% discount rate. The Outplayed Second Anniversary Deferred Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $9,304,038 based on a discounted valuation using a 7.63% discount rate. The Outplayed First Anniversary Earn-Out Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $6,272,711 based on a discounted valuation using a 19.50% discount rate with an expectation that payment of the full earn-out of USD $6,000,000 is probable. The Outplayed Second Anniversary Earn-Out Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $5,249,130 based on a discounted valuation using a 19.50% discount rate with an expectation that payment of the full earn-out of USD $6,000,000 is probable.

The Outplayed First Anniversary Earn-Out Payment, the Outplayed Second Anniversary Earn-Out Payment, Outplayed First Anniversary Earn-Out Payment and the Outplayed Second Anniversary Earn-Out Payment were amortized at an effective interest rate of 7.38%, 7.38%, 17.97% and 17.96% respectively.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

15.	Deferred payment liability (continued)
(v)	Outplayed deferred payment liability (continued)

On May 25, 2022, the Company and former shareholders of Outplayed entered into an amending agreement to the Outplayed MA to satisfy the settlement of the Outplayed Deferred Payment and Outplayed Earn-Out Payment by the Company issuing 11,500,000 common shares of the Company. On June 2, 2022, the Outplayed Deferred Payment and Outplayed Earn-Out Payment has been settled by the Company issuing 11,499,988 common shares of the Company (Note 16) resulting on a loss on settlement of deferred payment liability of $2,900,068. The common shares issued were 12 common shares less than 11,500,000 common shares to be issued due the elimination of fractional common shares.

The following table shows the movement of the Outplayed deferred payment liability during the period:

	Outplayed Deferred Payment	Outplayed Earn-Out Payment	Total

Balance, January 1, 2021	$-	$-	$-
Initial fair value of deferred payment liability	19,317,976	11,521,841	30,839,817
Accretion	151,319	219,808	371,127
Effect of movement in exchange rates	(2,147)	(509)	(2,656)
Balance, December 31, 2021	$19,467,148	$11,741,140	$31,208,288
Accretion	610,138	912,424	1,522,562
Payment – shares	(20,763,426)	(14,656,537)	(35,419,963)
Loss on settlement of deferred payment liability	815,138	2,084,930	2,900,068
Effect of movement in exchange rates	(128,998)	(81,957)	(210,955)
Balance, September 30, 2022	-	-	-
Current portion of deferred payment liability	-	-	-
Long-term portion of deferred payment liability	$-	$-	$-
(vi)	FFS deferred payment liability

The FFS deferred payment liability consists of the present value of a $1,609,600 (GBP £1,000,000) first anniversary payment (the “FFS First Anniversary Deferred Payment”) to be paid on April 28, 2023, the present value of a $80,480 (GBP £50,000) second anniversary payment (the “FFS Second Anniversary Payment”) to be paid April 28, 2024 (collectively, the “FFS Deferred Payment”) and the present value of the first anniversary earn-out payment of $804,800 (GBP £500,000) (the “FFS Earn-Out Payment”) expected to be on April 28, 2023.

The FFS Earn-Out Payment will be paid if the Fantasy Premier League agreement, which expired on August 1, 2022, is renewed for an additional three-year period, on substantially similar or more favourable terms.

The Company has, at its option, the ability to settle the FFS First Anniversary Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the payment due date.

The FFS First Anniversary Deferred Payment was included in FFS’ total purchase price consideration at an initial fair value of $1,497,581 based on a discounted valuation using a 7.48% discount rate. The FFS Second Anniversary Deferred Payment was included in FFS’ total purchase price consideration at an initial fair value of $69,668 based on a discounted valuation using a 7.48% discount rate. The FFS Earn-Out Payment was included in FFS’ total purchase price consideration at an initial fair value of $748,790 based on a discounted valuation using a 7.48% discount rate with an expectation that payment of the full earn-out of GBP £500,000 is probable.

The FFS First Anniversary Deferred Payment, FFS Second Anniversary Deferred Payment and FFS Earn-Out Payment are amortized at an effective interest rate of 7.23%, 7.23% and 7.23% respectively.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

15.	Deferred payment liability (continued)
(vi)	FFS deferred payment liability (continued)

The following table shows the movement of the FFS deferred payment liability during the period:

	FFS Deferred Payment	FFS Earn-Out Payment	Total
Balance, December 31, 2021	$ -	$ -	$ -
Initial fair value of deferred payment liability	1,567,249	748,790	2,316,039
Accretion	47,153	22,530	69,683
Effect of movement in exchange rates	(98,601)	(47,109)	(145,710)
Balance, September 30, 2022	1,515,801	724,211	2,240,012
Current portion of deferred payment liability	1,448,422	724,211	2,172,633
Long-term portion of deferred payment liability	$ 67,379	$ -	$ 67,379

The following table shows the aggregate movement of the deferred payment liability during the nine months ended September 30, 2022 and year ended December 31, 2021:

	September 30, 2022	December 31, 2021

Beginning balance	$ 48,038,421	$ 1,165,724
Initial fair value of deferred payment liability	2,316,039	46,431,629
Accretion	2,055,250	823,267
Payment – cash	(472,833)	-
Payment – shares	(50,373,851)	(632,800)
Loss on settlement of deferred payment liability	3,148,426	-
(Gain) loss on revaluation of deferred payment liability	(539,555)	181,707
Effect of movement in exchange rates	(589,256)	68,894
Ending balance	3,582,641	48,038,421
Current portion of deferred payment liability	2,172,633	27,244,146
Long-term portion of deferred payment liability	$ 1,410,008	$ 20,794,275

The Company had a working capital adjustment receivable from the acquisition of Addicting Games of $154,398 which was settled as part of the amending agreement to the Addicting Games SPA and is included in the loss of settlement of deferred payment liability in the condensed consolidated interim statement of loss and comprehensive loss resulting in a total loss on settlement of deferred payment liability of $3,302,824.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

16.	Share capital

Authorized:

     Unlimited number of common shares

     Unlimited number of preferred shares

During the period ended September 30, 2022:

(i)	On February 14, 2022, the Company issued the remaining 35,770 common shares to be issued relating to the Outplayed SPA.
(ii)	On February 28, 2022, the Company issued 111,267 common shares to settle the GameKnot Deferred Payment liability (Note 15).
(iii)	On March 31, 2022, the Company received proceeds of $69,821 from the exercise of 74,051 stock options. The fair value assigned to these stock options of $239,899 was reclassified from contributed surplus to share capital.
(iv)	On June 2, 2022, the Company issued 348,852 common shares to settle the Vedatis Deferred Payment liability (Note 15).
(v)	On June 2, 2022, the Company issued 4,319,996 common shares to settle the Addicting Games Deferred Payment liability (Note 15).
(vi)	On June 2, 2022, the Company issued 11,499,988 common shares to settle the Outplayed Deferred Payment liability and Outplayed Earn-Out Payment liability (Note 15).
(vii)	On July 25, 2022 the Company issued 307,692 common shares to settle accounts payable of $800,000 related to annual general meeting costs. The Company recorded a gain on settlement of accounts payable of $95,385 based on a share price of $2.29 per share. This gain been netted against the annual general meeting legal and advisory costs in the condensed consolidated interim statement of loss and comprehensive loss.
(viii)	On September 19, 2022 the Company issued 790,633 common shares to settle accounts payable of $1,757,396 related to annual general meeting legal and advisory costs and consulting fees. The Company recorded a gain on settlement of accounts payable of $492,383 based on a share price of $1.60 per share. A gain of $288,679 has been netted against the annual general meeting legal and advisory costs and the remaining gain of $203,704 has been netted against the consulting fees in the condensed consolidated interim statement of loss and comprehensive loss.

During the period ended September 30, 2021:

(i)	The Company received proceeds of $784,431 from the exercise of 363,176 stock options. The fair value assigned to these stock options of $620,892 was reclassified from contributed surplus to share capital.
(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures.
(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining Steel Media Deferred Payment liability (Note 15).
(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “February Offering”). The Company incurred cash share issuance cost of $2,704,571 relating to the February Offering.
(v)	On May 4, 2021, the Company issued 226,563 common shares in connection with the closing of the Vedatis SPA.
(vi)	In June 2021, the Company offered and sold a total of 8,600,000 common shares resulting in gross proceeds of $60,137,755 (USD $49,450,000) (the “June Offering”). The Company incurred cash share issuance cost of $4,734,624 relating to the June Offering.
(vii)	On June 21, 2021, the Company issued 790,094 common shares in connection with the closing of the Tabwire EPA.
(viii)	On August 30, 2021, the Company issued 165,425 common shares in connection with the closing of the GameKnot EPA.

(ix)	On September 3, 2021, the Company issued 2,661,164 common shares in connection with the closing of the Addicting Games SPA.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

17.	Stock options

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the stock option plan (the “Stock Option Plan”) which allows the Board of Directors to grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

The following table reflects the continuity of stock options as of September 30, 2022 and December 31, 2021:

	September 30, 2022		December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Beginning balance	3,923,491	$ 3.35	2,734,073	$ 1.61
Granted	1,560,967	2.75	1,598,905	6.17
Exercised	(74,051)	(0.94)	(363,176)	(2.16)
Forfeited	(519,386)	(4.56)	(46,311)	(7.28)
Ending balance	4,891,021	$ 3.07	3,923,491	$ 3.35
Exercisable	3,052,083	$ 2.43	2,668,573	$ 1.71

The weighted average share price on the date of exercise is $2.55 (December 31, 2021 - $7.25).

On January 20, 2021, following shareholder approval of the Stock Option Plan, the Company issued 743,671 stock options to directors, officers and employees, of which 679,582 were issued to directors and officers. These stock options are exercisable at $3.20, expire December 9, 2025 and vest as follows: (i) 304,709 on January 20, 2021; (ii) 247,890 on January 20, 2022; and (iii) 191,072 on January 20, 2023. These stock options were approved for issuance by the Board of Directors on December 9, 2020 and were granted upon shareholder approval of the Stock Option Plan on January 20, 2021. The fair value of the stock options issued was $4.73 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $6.10; exercise price - $3.20; expected life in years – 4.89 years; expected volatility – 86.59% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.43%.

On April 13, 2021, the Company issued 855,234 stock options to directors, officers, employees and consultants, of which 493,969 were issued to directors and officers. These stock options are exercisable at $8.75, expire January 1, 2026 and vest one-third on January 1, 2022, January 1, 2023 and January 1, 2024 respectively. The fair value of these stock options issued was $6.06 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $8.73; exercise price - $8.75; expected life in years – 4.72 years; expected volatility – 92.89% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.94%.

On April 20, 2022, the Company issued 1,560,697 stock options to directors, officers, employees and consultants, of which 902,141 were issued to directors and officers. These stock options are exercisable at $2.75, expire April 20, 2027 and vest as follows: (i) 34,000 on April 20, 2022, (ii) 503,308 on January 1, 2023, (iii) 17,000 on April 20, 2023, (iv) 503,308 on January 1, 2024, and (v) 503,351 on January 1, 2025. The fair value of these stock options issued was $2.07 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $2.75; exercise price - $2.75; expected life in years – 5 years; expected volatility – 105.61% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 3.55%; and, risk-free interest rate – 2.74%.

The Company recorded share-based compensation expense of $1,814,961 (September 30, 2021- $4,468,066) for stock options vesting during the nine months ended September 30, 2022.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

17.	Stock options (continued)

The Company has the following stock options outstanding as of September 30, 2022:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)

October 17, 2022	17,959	$0.80	17,959	0.05
November 18, 2022	821,607	0.37	821,607	0.13
November 14, 2023	13,187	2.37	13,187	1.12
March 29, 2024	303,310	2.37	303,310	1.50
August 27, 2024	868,750	2.40	868,750	1.91
December 9, 2025	706,244	3.20	548,397	3.19
January 1, 2026	661,381	8.75	254,873	3.26
April 20, 2027	1,308,583	2.75	34,000	4.56
December 12, 2028	190,000	1.00	190,000	6.21
	4,891,021	$3.07	3,052,083	2.82
18.	Share units

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the Share Unit Plan (“SU Plan”) which allows for the issuance of restricted share units and performance share units (collectively “Share Units”) to directors, officers, employees and consultants. The Board of Directors, or a committee appointed by the Board of Directors, will establish vesting conditions of Share Units at the time of grant. The maximum number of common shares that are issuable to settle Share Units cannot exceed 4% of the aggregate number of common shares issued and outstanding and the maximum number of common shares issuable in aggregate under the SU Plan and other share-based compensation arrangements adopted by the Company cannot exceed 10% of the common shares issued and outstanding. Share Units can be settled in cash or common shares at the option of the Company.

On January 20, 2021, following shareholder approval of the SU Plan, the Company issued 1,251,162 restricted share units to directors, officers and employees, of which 1,158,772 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,251,162 common shares of the Company. These restricted share units vest as follows: (i) 530,692 on January 20, 2021; (ii) 417,054 on January 20, 2022; and (iii) 303,416 on January 20, 2023. These restricted share units were approved for issuance by the Board of Directors on December 9, 2020, and were granted upon shareholder approval of the SU Plan on January 20, 2021. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $6.10 per common share.

On April 13, 2021, the Company issued 1,242,577 restricted share units to directors, officers, employees and consultants, of which 636,887 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,242,577 common shares of the Company. These restricted share units vest one-third on January 1, 2022, January 1, 2023 and January 1, 2024 respectively. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $8.73 per common share.

On July 19, 2021, the Company modified the vesting dates of 178,293 restricted share units issued to consultants on April 13, 2021. These 178,293 restricted share units were modified to vest 100% on October 31, 2021. Share-based compensation expense is recognized based on the modified vesting term.

On April 20, 2022, the Company issued 1,922,877 restricted share units to directors, officers, employees and consultants, of which 1,531,349 were issued to directors and officers. These restricted share units are expected to be settled through issuance of 1,922,877 common shares of the Company. These restricted share units vest as follows: (i) 166,666 on April 20, 2022; (ii) 557,608 on January 1, 2023; (iii) 83,334 on April 20, 2023; (iv) 557,608 on January 1, 2024; and (v) 557,661 on January 1, 2025. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $2.75 per common share.

The Company recorded share-based compensation expense of $3,521,656 (September 30, 2021 - $10,222,228) for restricted share units vesting during the nine months ended September 30, 2022.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

18.	Share units (continued)

The Company has the following restricted share units outstanding as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021

Beginning balance	2,455,697	-
Granted	1,922,877	2,493,739
Forfeited	(605,048)	(38,042)
Ending balance	3,773,526	2,455,697
Vested	1,633,893	711,452
19.	Related party transactions and balances

The Company's key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, former Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer and President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the period.

Compensation provided to key management during the three and nine months ended September 30, 2022 and 2021 is as follows:

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Short-term benefits	$369,398	$648,419	$2,637,648	$1,925,223
Share-based compensation	185,344	2,864,207	3,603,210	10,896,188
	$554,742	$3,512,626	$6,240,858	$12,821,411

A summary of other related party transactions during the three and nine months ended September 30, 2022 and 2021 is as follows:

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Total transactions during the period:
Revenue	$ -	$ 9,361	$ -	$ 702,066
Expenses
Consulting fees	160,226	129,350	446,150	810,214
Interest and accretion	-	-	-	282,838
Loss on settlement of vendor-take-back loan	-	-	-	316,241
Share of (income) loss from investment in associates and joint ventures	67,719	133,145	(1,160,223)	205,405

A summary of related party balances as of September 30, 2022 and December 31, 2021 is as follows:

	September 30, 2022	December 31, 2021

Balances receivable (payable):
Trade and other receivables	$67,184	$3,734,410
Loans receivable	-	125,995
Investment in associates and joint ventures	43,292	885,269
Accounts payable and accrued liabilities	(388,993)	(382,794)
Contract liabilities	-	(55,434)

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

19.	Related party transactions and balances (continued)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a former related party by nature of it being under the control or direction of the former Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a former related party by nature of it being under the control or direction of the former Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated. During the nine months ended September 30, 2022, the Company recognized management revenue of $Nil (September 30, 2021 - $379,125) relating to the Management SA, and recognized consulting expenses of $Nil (September 30, 2021 - $379,125) relating to the Master SA. As of December 31, 2021, a balance of $452,730 is included in trade and other receivables.

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, former related parties by nature of them being under the control or direction of the former Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the nine months ended September 30, 2022, the Company recognized media advertising revenue of $Nil (September 30, 2021 - $16,578) pursuant to the Exchange of Marketing Rights and Benefits Agreement. As of December 31, 2021, a balance of $55,434 is included in contract liabilities for media advertising services to be provided by the Company to AIG eSports and Surge eSports LLC.

As of December 31, 2021 a balance of $29,952 and $24,427 is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities, relating to team sponsorship fees payable.

As of December 31, 2021, trade and other receivables include $3,225,177 of amounts advanced to Surge eSports LLC, a former related party by nature of it being under the control or direction of the former Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

On August 30, 2020, the Company completed the acquisition of Omnia from Blue Ant Media Solutions Inc. (“Blue Ant”), following the acquisition Blue Ant and its affiliated companies are related parties to the Company. As of July 19, 2021, Blue Ant held less than 10% of the issued outstanding common shares of the Company and is no longer a related party of the Company. During the period from January 1, 2021 to September 30, 2021, the Company earned media revenue of $306,363 from Blue Ant and its affiliated companies.

A vendor-take-back (“VTB”) loan payable to Blue Ant of $5,750,000 arose on the acquisition of Omnia on August 30, 2020. On June 17, 2021, the Company settled the VTB by paying the principal balance of $5,750,000 and accrued interest of $408,329. During the nine months ended September 30, 2021, the Company recognized $255,792 of interest expense and $27,046 of accretion expense on the VTB loan which is included in interest and accretion expenses in the condensed consolidated interim statement of loss and comprehensive loss. During the nine months ended September 30, 2021, the Company also recognized a loss on settlement of the VTB loan of $316,241 which is included in the condensed consolidated interim statement of loss and comprehensive loss.

During the nine months ended September 30, 2022, the Company recognized consulting expenses of $50,062 (September 30, 2021 - $56,212) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As of September 30, 2022, a balance of $7,063 (December 31, 2021 - $7,063) is included in account payable and accrued liabilities.

During the nine months ended September 30, 2022, the Company recognized consulting expense of $Nil (September 30, 2021 - $74,253) to Franchise Agency LLC, an agency which represents a director of the Company. As of September 30, 2022, a balance of $Nil (December 31, 2021 - $55,654) is included in account payable and accrued liabilities.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

During the nine months ended September 30, 2022 the Company recognized $396,088 (September 30, 2021 - $300,624) in consulting fees relating to Board of Director and committee fees to certain directors. As of September 30, 2022, a balance of $381,930 (December 31, 2021 - $265,698) is included in account payable and accrued liabilities.

19.	Related party transactions and balances (continued)

As of September 30, 2022, a balance of $67,184 (December 31, 2021 - $56,503) is included in trade and other receivables from AFK, a related party by nature of it having common management as the Company, refer to Note 7.

As of September 30, 2022, the Company has loans receivable due from the former President and Chief Corporate Officer of $Nil (December 31, 2021 - $80,297) and $Nil (December 31, 2021 - $45,698) respectively. The loans receivable were non-interest bearing and due on demand.

See Note 7 for information relating to an investment in associates controlled by a former related party. The investment in associates are no longer a related party as of July 19, 2022. During the period from January 1, 2021 to July 19, 2022, the Company’s share of net income from investment is associates is $1,160,223 (September 30, 2021 – net loss of $205,405).

See Note 7 for information relating to an investment in a joint venture under common management as the Company.

See Note 17 for information relating to stock options issued to officers and directors of the Company.

See Note 18 for information relating to restricted share units issued to officers and directors of the Company.

20.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and deferred payment liability. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2022. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 13.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

21.	Financial instruments

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liabilities, deferred payment liability and other long-term debt is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company's investments. The hierarchy is summarized as:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities
•	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
•	Level 3 – inputs for assets and liabilities not based upon observable market data

As of September 30, 2022 the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument, see Note 15.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

21.	Financial instruments (continued)

Fair values (continued)

Total interest income and interest expense for the three and nine months ended September 30, 2022 and 2021 for financial assets or financial liabilities that are not at fair value through profit or loss is as follows:

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Interest income	$ (5,257)	$ (9,315)	$ (7,978)	$ (50,546)
Interest and accretion expense	414,203	430,538	2,963,981	1,702,839
Net interest expense	$ 408,946	$ 421,223	$ 2,956,003	$ 1,652,293

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	September 30, 2022	December 31, 2021

Trade receivables aging:
0-30 days	$ 24,582,051	$ 26,263,555
31-60 days	1,247,477	685,112
61-90 days	1,478,140	868,473
Greater than 90 days	2,841,559	2,217,521
	30,149,227	30,034,661
Expected credit loss provision	(59,181)	(58,472)
Net trade receivables	$ 30,090,046	$ 29,976,189

The movement in the expected credit loss provision can be reconciled as follows:

	September 30, 2022	December 31, 2021

Expected credit loss provision:
Expected credit loss provision, beginning balance	$ (58,472)	$ (67,466)
Recoveries	-	8,504
Effect of movement in exchange rates	(709)	490
Expected credit loss provision, ending balance	$ (59,181)	$ (58,472)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as of September 30, 2022:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.05%	0.32%	0.82%	1.04%
Trade receivables	$ 30,149,227	$ 24,582,051	$ 1,247,477	$ 1,478,140	$ 2,841,559
Expected credit loss provision	$ 59,181	$ 13,300	$ 4,054	$ 12,137	$ 29,690

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

21.	Financial instruments (continued)

Concentration risk

The Company has one customer which makes up more than 10% of revenue. This customer accounts for approximately 31.52% (December 31, 2021 – 46.58%) of trade receivables as of September 30, 2022, 55.93% (September 30, 2021 – 67.24%) of revenues for the three months ended September 30, 2022 and 56.20% (September 30, 2021 – 70.91%) of revenues for the nine months ended September 30, 2022.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company's contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than one year	One to two years	Two to three years	More than three years	Total

Accounts payable and accrued liabilities	$ 34,433,167	$ -	$ -	$ -	$ 34,433,167
Contract liabilities	4,797,857	-	-	-	4,797,857
Income tax payable	403,375	-	-	-	403,375
Deferred payment liability	2,264,700	75,490	-	1,722,044	4,062,234
Lease contract liabilities	952,681	858,261	554,324	425,027	2,790,293
Long-term debt	2,000,000	16,500,000	-	-	18,500,000
Other long-term debt	8,016	12,024	12,024	385,810	417,874
	$ 44,859,796	$ 17,445,775	$ 566,348	$ 2,532,881	$ 65,404,800

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling and Euro denominated trade and other receivables, accounts payable and accrued liabilities, deferred payment liability and cash. As of September 30, 2022, a 10% depreciation or appreciation of the US dollar, UK pound sterling and Euro against the Canadian dollar would have resulted in an approximate $473,000, $238,000 and $83,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at Banker’s Acceptance fee equal to CDOR rate plus 7.5%. Fluctuations in the Banker’s Acceptance fee equal to CDOR rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% would approximately result in a $84,000 change in the annual interest expense.

22.	Commitments

As of September 30, 2022, the Company has the following payment commitments with respect to consulting and other contractual obligations:

Not later than one year	$733,000
Later than one year and not later than five years	860,000
$1,593,000

Further, the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 7, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

23.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar for the three and nine months ended September 30, 2022 and 2021 is as follows:

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Media and content	$44,497,111	$38,704,379	$131,752,864	$99,145,101
Esports and entertainment	2,267,668	2,111,217	6,421,341	4,887,685
Subscription	3,813,979	2,526,311	10,691,119	6,389,057
	$50,578,758	$43,341,907	$148,865,324	$110,421,843

Revenues, in Canadian dollars, in each of these geographic location for the three and nine months ended September 30, 2022 and 2021 is as follows:

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Canada	$1,100,958	$485,943	$2,975,656	$1,700,626
USA	42,971,739	38,451,296	128,133,302	97,337,615
England and Wales	3,082,577	1,868,814	7,712,577	4,239,601
All other countries	3,423,484	2,535,854	10,043,789	7,144,001
	$50,578,758	$43,341,907	$148,865,324	$110,421,843

The non-current assets, in Canadian dollars, in each of the geographic locations as of September 30, 2022 and December 31, 2021 is as follows:

	September 30, 2022	December 31, 2021

Canada	$153,860,378	$169,761,447
USA	134,578,561	153,549,460
France	3,387,020	3,453,744
England and Wales	5,620,048	1,752,444
	$297,446,007	$328,517,095
24.	Subsequent event
(i)	On October 28, 2022, 17,959 stock options exercisable at $0.80 were exercised.